

February 11, 2013

Via E-mail
Anamaria Pruteanu
Chief Executive Officer
Powerstorm Capital Corp.
2321 Rosecrans Avenue
Suite 4265
El Segundo, CA 90245

> **Re: Powerstorm Capital Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 6, 2013**
> **File No. 333-184363**

Dear Ms. Pruteanu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 3

Our Securities are Restricted Securities with Limited Transferability, page 8

1. Please clarify the statement: "Our common stock has not been registered under the Act, and cannot be sold without registration under the Act or any exemption from registration." We also note that you do not intend on registering this offering in any state. Therefore, clarify whether there are any additional restrictions on who may purchase securities in this offering.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director